UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On March 8, 2022, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) repurchased 8,550,672 CEMEX CPOs, at a weighted-average price of MXN$10.0414 per CPO pursuant to the stock repurchase program approved at the annual general ordinary shareholders’ meeting held on March 25, 2021 (the “Program”). The total amount of these CPO repurchases, excluding fees and value-added tax, was approximately MXN$85,860,717.82 (approximately U.S.$4,016,405.93 based on an exchange rate of MXN$21.3775 to U.S.$1.00 determined by Banco de México). CEMEX engaged Casa de Bolsa BBVA México, S.A. de C.V. Grupo Financiero BBVA México to execute these CPO repurchases.

As required under the laws of Mexico, any future repurchases of CEMEX CPOs by CEMEX under the Program will be announced no later than the end of the business day following the date on which such repurchases are made.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 8, 2022	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller